Exhibit 99.1

Draganfly’s Commander 3 XL Wins Best Enterprise Drone at the Droning Awards

Draganfly’s Commander 3 XL Drone is a high-endurance, weather-resistant, multirotor UAV, designed for easy assembly and rapid deployment

Los Angeles, CA. – December 13, 2022 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is honored to announce its Commander 3 XL Drone has been voted Best Enterprise Drone at The Droning Company’s Annual Droning Awards.

The Droning Company was named The World’s # 1 Resource for the Drone Community. To honor and celebrate this community, the Droning Company created The Droning Awards to recognize and celebrate outstanding drone innovations for 2022 and allow drone pilots and enthusiasts to vote in a series of categories.

The Commander 3 XL Drone is one of three new products introduced by Draganfly this year. Draganfly’s Commander 3 XL Drone is known as the “Swiss Army Knife of Drones” for its easy assembly and rapid deployment. This high-endurance, multirotor UAV can support dozens of payloads and is capable of drop and winch-down systems to transport up to 26 pounds of payload. This weather-resistant drone performs extremely well in light rain and snow.

“Draganfly is very proud and honored to receive this award from the Droning Company community,” said Cameron Chell, President and CEO of Draganfly. “Draganfly’s team has always been passionate about creating the world’s best flying machines that fit the needs of our customers and clients. The entire team is dedicated and hard-working and we appreciate the recognition.”

To learn more about Draganfly’s products click here.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 22 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact
Arian Hopkins
email: media@draganfly.com

Company Contact
Email: info@draganfly.com